UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 18, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Smith Micro Software, Inc.
File No. 000-26536 - CF#24825

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       Smith Micro Software, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 2, 2010, as amended.

       Based on representations by Smith Micro Software, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4.3	through October 30, 2011
Exhibit 10.4.4	through October 30, 2011
Exhibit 10.4.5	through October 30, 2011

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel